UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of 03 March, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

       Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                        West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________














London Stock Exchange

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES





1    Name of company



     SPIRENT plc

2    Name of shareholder having a major interest
     FMR Corp. and Fidelity International Limited

3    Please state whether notification indicates that it is in

     respect of holding of the shareholder named in 2 above or

     in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders


4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Chase Nominees Ltd (FMRCO)                       8,717,800
     State Street Nominees Ltd (FMRCO)                  428,300
     State Street Bank & Trust Company (FMRCO)       16,310,700
     State Street Bank & Trust (FMTC)                 3,137,900
     Chase Manhattan Bank London (FISL)              13,654,679
     HSBC (FPM)                                         619,700
     Chase Nominees Ltd (FPM)                         7,032,896
     Northern Trust (FPM)                             2,040,200
     Chase Manhattan Bank London (FIL)                1,111,725
     Bank of New York Brussels (FIL)                    805,100
     Northern Trust (FIL)                             3,044,100
     Chase Nominees Ltd (FIL)                         9,979,540
     Bank of New York London (FIL)                    5,006,000
     Nortrust Nominees Ltd (FIL)                      3,107,200
     State Street Bank & Trust (FIL)                    296,400
     HSBC Client Holdings Nominee (UK) Ltd (FIL) 18,977,005 FMRCO - Fidelity Management & Research Company
     FMTC - Fidelity Management Trust Company
     FISL - Fidelity Investment Services Ltd
     FPM - Fidelity Pension Management
     FIL - Fidelity International Ltd





5    Number of shares 6   Percentage of     7   Number of shares 8    Percentage of Issued
     / amount of          Issued                /amount of stock
     stock acquired                             disposed              Class
                          Class


     9,154,105                                  N/a                   N/a
                          0.97%



9     Class of security                                     10    Date of transaction    11   Date company informed

      ORDINARY SHARES OF 3 1/3p EACH                              Not notified                03 March 2003
12    Total holding following this notification             13    Total percentage holding of issued class following
                                                                  this notification
      94,269,245
                                                                  10.00%




14   Any additional information                            15   Name of contact and telephone number for queries





                                                                Luke Thomas - 01293 767658


16   Name and signature of authorised company official

     responsible for making this notification





     Date of notification 03 March 2003                         Luke Thomas - Deputy Company Secretary


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150



   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___03 March 2003 ___                 By   ____/s/ Luke Thomas____

                                                    (Signature)*